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                                                                EXHIBIT (a)(10)

                                                           [Atrion Logo]
PRESS RELEASE


           ATRION CORPORATION ANNOUNCES FINAL RESULTS OF TENDER OFFER


ALLEN, Texas (December 20, 1999) - Atrion Corporation (Nasdaq/NM-ATRI) announced today the final results of its tender offer that expired at 12:00 Midnight, New York City time, on Wednesday, December 15, 1999. On November 17, 1999, Atrion commenced its tender offer to purchase up to 600,000 shares of its Common Stock, at a price of $12.00 per share. Based on the final count by the depositary for the offer, a total of 342,536 shares of Common Stock were properly tendered. Under the terms of the offer, Atrion accepted for purchase and purchased at $12.00 per share all shares tendered.

The funds to pay for the shares purchased in the offer have been deposited with the depositary, and the depositary is processing payment for those shares. After the share purchase, Atrion has 2,097,593 shares of Common Stock outstanding.

Atrion Corporation designs, develops, manufactures, sells and distributes medical products and components to markets worldwide.

CONTACT:
Jeffery Strickland
Vice President and Chief Financial Officer
(972) 390-9800